U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                    Filed pursuant to Section 16(a) of the
               Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940




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1. Name and address of Reporting Person*

         Last, First, Middle:       Deutsche  Bank AG
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         Street:                    Taunusanlage 12
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   City, State, Zip:    D-60325, Frankfurt am Main, Federal Republic of Germany
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2.       Date of Event Requiring Statement (Month/Day/Year)
                                    September 17, 2002
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3. IRS or Social Security Number of Reporting Person (Voluntary)
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4.       Issuer Name and Ticker or Trading Symbol
                  Completel Europe N.V.     (CPT FP)
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5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

         (     ) Director                         (  X  ) 10% Owner
         (     ) Officer (give title below)       (     ) Other (specify below)


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6.       If Amendment, Date of Original (Month/Day/Year)
                                                  October 10, 2002
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7.       Individual or Joint/Group Filing (Check Applicable Line)

         (X) Form filed by One Reporting Person
         () Form filed by More than One Reporting Person
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* If the form is filed by more than one reporting person, see Instruction
5(b)(v).


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====================================================================================================================================
             Table I - Non-Derivative Securities Beneficially Owned
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
-------- ------------------------------------------------ -------------------- -------------------------------- --------------------
         1.   Title of Security                           2.Amount of          3.   Ownership Form:  Direct (D) 4. Nature of
              (Instr. 4)                                  Securities                or Indirect (I)             Indirect Beneficial
                                                            Beneficially Owned      (Instr. 5)                  Ownership
                                                            (Instr. 4)                                             (Instr. 5)
-------- ------------------------------------------------ -------------------- -------------------------------- --------------------
-------- ------------------------------------------------ -------------------- -------------------------------- --------------------

         Completel Ordinary Shares ($0.04 Euro Par Value)        388,613                 (D)                           N/A
-------- ------------------------------------------------ -------------------- -------------------------------- --------------------
-------- ------------------------------------------------ -------------------- -------------------------------- --------------------

======== ================================================ ==================== ================================ ====================

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.



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


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     Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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
--- --------------------- --------------------------- ------------------------- -------------------- ------------------ ------------
    1. Title of           2. Date Exercisable and     3. Title and Amount of    4.                   5.Ownership Form   6.Nature of
    Derivative Security   Expiration Date             Securities Underlying     Conversion or        of Derivative      Indirect
      (Instr. 4)          (Month/Day/Year)            Derivative Security       Exercise Price of    Security:  Direct  Beneficial
                                                        (Instr. 4)              Derivative Security  (D) or Indirect    Ownership)
                                                                                                     (I)(Instr. 5)      (Instr. 5)
--- --------------------- --------------------------- ------------------------- ------------------- -------------------- -----------
--- --------------------- --------------- ----------- --------------- --------- ------------------- -------------------- -----------
                               Date        Expiration                Amount or Number
                           Exercisable        Date       Title         Of Shares
--- --------------------- --------------- ----------- --------------- ---------- -------------------- ------------------ -----------
--- --------------------- --------------- ----------- --------------- ---------- -------------------- ------------------ -----------

(1) Completel Preferred A  Immediately     12/31/2049 Completel        143,400            N/A                  D             N/A
    shares*                                           Ordinary
                                                      Shares
--- --------------------- --------------- ----------- --------------- ---------- -------------------- ------------------ -----------
--- --------------------- --------------- ----------- --------------- ---------- -------------------- ------------------ -----------

(2) Completel Preferred B  Immediately     12/31/2049 Completel         245,200            N/A                  D            N/A
    shares*                                           Ordinary
                                                      Shares
--- --------------------- --------------- ----------- --------------- ---------- -------------------- ------------------ -----------
--- --------------------- --------------- ----------- --------------- ---------- -------------------- ------------------ -----------

(3)
=== ===================== =============== =========== =============== ========== ==================== ================== ===========

* Each of the Completel Preferred A and Preferred B shares are immediately convertible into Completel Ordinary shares at a conversion ratio of 1 Preferred share for 100 Ordinary shares.



Deutsche Bank AG



By:          /s/  Jeffrey A. Ruiz
     ------------------------------------------------
     Name:   Jeffrey A. Ruiz                                                     Date:  2/14/03
     Title:  Vice President

By:          /s/   Margaret M. Adams
     ---------------------------------------
     Name:   Margaret M. Adams                                                  Date:  2/14/03
     Title:  Director



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